Registration No. 333-238003

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.       Exact name of trust:

FT 8756

B.       Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.       Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.       Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	111 West Monroe Street
Suite 400	Chicago, Illinois 60603
Wheaton, Illinois 60187

E.       Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on June 10, 2020 at 2:00 p.m. pursuant to Rule 487.

________________________________

                  Stonebridge Preferred Income Portfolio, Series 27

                                    FT 8756

FT 8756 is a series of a unit investment trust, the FT Series. FT 8756 consists of a single portfolio known as Stonebridge Preferred Income
Portfolio, Series 27 (the "Trust"). The Trust invests in a diversified portfolio of preferred stocks and trust preferred securities (the
"Securities"). Certain of the Securities are considered to be high-yield securities. See "Risk Factors" for a discussion of the risks of investing in high-yield securities or "junk" bonds. The Trust seeks a high rate of current income.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST(R)

                                 800-621-1675

                 The date of this prospectus is June 10, 2020

                               Table of Contents

Summary of Essential Information                               3
Fee Table                                                      4
Report of Independent Registered Public Accounting Firm        5
Statement of Net Assets                                        6
Schedule of Investments                                        7
The FT Series                                                 12
Portfolio                                                     13
Risk Factors                                                  13
Public Offering                                               17
Distribution of Units                                         19
The Sponsor's Profits                                         21
The Secondary Market                                          21
How We Purchase Units                                         21
Expenses and Charges                                          21
Tax Status                                                    22
Retirement Plans                                              24
Rights of Unit Holders                                        24
Income and Capital Distributions                              25
Redeeming Your Units                                          26
Removing Securities from the Trust                            27
Amending or Terminating the Indenture                         28
Information on Stonebridge Advisors LLC,
  the Sponsor, Trustee and Evaluator                          28
Other Information                                             29
Credit Rating Definitions                                     30

                  Summary of Essential Information (Unaudited)

               Stonebridge Preferred Income Portfolio, Series 27
                                  FT 8756

  At the Opening of Business on the Initial Date of Deposit-June 10, 2020

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                     17,502
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/17,502
Public Offering Price:
Public Offering Price per Unit (2)                                                                          $   10.000
    Less Initial Sales Charge per Unit (3)                                                                       (.000)
                                                                                                            __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                  10.000
    Less Deferred Sales Charge per Unit (3)                                                                      (.225)
                                                                                                            __________
Redemption Price per Unit (5)                                                                                    9.775
    Less Creation and Development Fee per Unit (3)(5)                                                            (.050)
    Less Organization Costs per Unit (5)                                                                         (.023)
                                                                                                            __________
Net Asset Value per Unit                                                                                    $    9.702
                                                                                                            ==========
Cash CUSIP Number                                                                                           30314P 268
Reinvestment CUSIP Number                                                                                   30314P 276
Fee Account Cash CUSIP Number                                                                               30314P 284
Fee Account Reinvestment CUSIP Number                                                                       30314P 292
Pricing Line Product Code                                                                                       130615
Ticker Symbol                                                                                                   FLOLPX

First Settlement Date                                       June 12, 2020
Mandatory Termination Date (6)                              June 10, 2022
Income Distribution Record Date                             Tenth day of each month, commencing July 10, 2020.
Income Distribution Date (7)                                Twenty-fifth day of each month, commencing July 25, 2020.

______________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may
adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the
Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your
Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public
Offering Price per Unit will not include any accumulated dividends on the
Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.75% of the Public Offering
Price per Unit (equivalent to 2.75% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee
Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit.
If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The
Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m.
Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of the Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds.
See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least
$1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public
Offering" and "Expenses and Charges." Although the Trust has a term of approximately two years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                 Amount
                                                                                                                 per Unit
                                                                                                                 ________

Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
  Initial sales charge                                                                             0.00%(a)      $.000
  Deferred sales charge                                                                            2.25%(b)      $.225
  Creation and development fee                                                                     0.50%(c)      $.050
                                                                                                   _____         _____
  Maximum sales charge (including creation and development fee)                                    2.75%         $.275
                                                                                                   =====         =====

Organization Costs (as a percentage of public offering price)
  Estimated organization costs                                                                     .230%(d)      $.0230
                                                                                                   =====         ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
  Portfolio supervision, bookkeeping, administrative and evaluation fees                           .080%         $.0080
  Trustee's fee and other operating expenses                                                       .138%(f)      $.0138
                                                                                                   _____         ______
     Total                                                                                         .218%         $.0218
                                                                                                   =====         ======

                                  Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown. The example also assumes a 5% return on your investment each year and that the
Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                        1 Year           2 Years
                        ______           _______
                        $320             $342

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.75% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per
Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing September 18, 2020.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of
$.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of
Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of the
Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 8756

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 8756, comprising Stonebridge Preferred Income Portfolio, Series 27 (the
"Trust"), one of the series constituting the FT Series, including the schedule of investments, as of the opening of business on June 10, 2020
(Initial Date of Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on June 10,
2020 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor.
Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and
are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the
Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New
York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on June 10, 2020, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 10, 2020

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

               Stonebridge Preferred Income Portfolio, Series 27
                                    FT 8756

    At the Opening of Business on the Initial Date of Deposit-June 10, 2020

                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                      $175,023
Less liability for reimbursement to Sponsor for organization costs (3)                                      (403)
Less liability for deferred sales charge (4)                                                              (3,938)
Less liability for creation and development fee (5)                                                         (875)
                                                                                                        ________
Net assets                                                                                              $169,807
                                                                                                        ========
Units outstanding                                                                                         17,502
Net asset value per Unit (6)                                                                            $  9.702
                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                   $175,023
Less maximum sales charge (7)                                                                             (4,813)
Less estimated reimbursement to Sponsor for organization costs (3)                                          (403)
                                                                                                        ________
Net assets                                                                                              $169,807
                                                                                                        ========
_____________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of preferred stocks and trust preferred securities. Aggregate cost of the Securities listed under
"Schedule of Investments" is based on their aggregate underlying value.
The Trust has a Mandatory Termination Date of June 10, 2022.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0230 per Unit for the Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit, payable to the Sponsor in three equal monthly installments beginning on September 18, 2020 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 20, 2020. If Unit holders redeem
Units before November 20, 2020, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the
Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the
Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 2.75% of the
Public Offering Price per Unit (equivalent to 2.75% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

               Stonebridge Preferred Income Portfolio, Series 27
                                    FT 8756

    At the Opening of Business on the Initial Date of Deposit-June 10, 2020

                                                                   Percentage
                                                       Rating     of Aggregate                 Number    Market      Cost of
                                                    (Unaudited)     Offering     Redemption      of    Value per   Securities to
Name of Issue of Securities (1)(5)(6)                 S&P (2)        Price     Provisions (3)  Shares    Share     the Trust (4)
_____________________________________                __________   ____________ ______________  ______  _________   _____________

PREFERRED SECURITIES (100.00%):

Communication Services (6.00%):
AT&T Inc., 5.625%, Due 08/01/2067                      BBB           2.00%     08/01/23 @ 25     128   $  27.28      $  3,492

AT&T Inc., Series A, 5.000%                            BB+           1.00%     12/12/24 @ 25      68      25.72         1,749

AT&T Inc., Series C, 4.750%                            BB+           1.00%     02/18/25 @ 25      73      23.86         1,742

Qwest Corporation, 6.500%, Due 09/01/2056              BBB-          1.00%     09/01/21 @ 25      73      24.00         1,752

Qwest Corporation, 7.000%, Due 02/01/2056              BBB-          1.00%     02/01/21 @ 25      69      25.47         1,757

Consumer Staples (3.49%):
CHS Inc., Series 2, 7.100%, Variable Rate              NR            1.49%     03/31/24 @ 25     102      25.64         2,615

CHS Inc., Series 3, 6.750%, Variable Rate              NR            1.50%     09/30/24 @ 25     102      25.68         2,619

CHS Inc., Series 4, 7.500%                             NR            0.50%     01/21/25 @ 25      32      27.41           877

Energy (3.01%):
Enbridge Inc., Series B, 6.375%, Variable Rate,
Due 04/15/2078 +                                       BBB-          3.01%     04/15/23 @ 25     208      25.29         5,260

Financials (64.27%):
AGNC Investment Corp., Series C, 7.000%,
Variable Rate (7)                                      NR            1.00%     10/15/22 @ 25      73      23.98         1,751

The Allstate Corporation, 5.100%, Variable Rate,
Due 01/15/2053 (8)                                     BBB           0.50%     01/15/23 @ 25      33      26.58           877

The Allstate Corporation, Series H, 5.100%             BBB           1.00%     10/15/24 @ 25      68      25.82         1,755

American Equity Investment Life Holding Company,
Series A, 5.950%, Variable Rate                        BB            1.99%     12/01/24 @ 25     152      22.97         3,491

American Financial Group, Inc., 5.125%,
Due 12/15/2059                                         BBB-          1.00%     12/15/24 @ 25      70      25.08         1,756

American Financial Group, Inc., 5.625%,
Due 06/01/2060                                         BBB-          0.50%     06/01/25 @ 25      34      25.92           881

Annaly Capital Management, Inc., Series F,
6.950%, Variable Rate (7)                              NR            1.50%     09/30/22 @ 25     116      22.56         2,617

Aspen Insurance Holdings Limited, 5.625% +             BB+           1.50%     10/01/24 @ 25     109      24.02         2,618

Aspen Insurance Holdings Limited, 5.950%,
Variable Rate +                                        BB+           0.50%     07/01/23 @ 25      34      25.64           872

Athene Holding Ltd., Series A, 6.350%,
Variable Rate +                                        BBB-          1.00%     06/30/29 @ 25      69      25.37         1,750

Athene Holding Ltd., Series B, 5.625% +                BBB-          0.74%     09/30/24 @ 25      54      24.11         1,302

Axis Capital Holdings Limited, Series E, 5.500% +      BBB           0.99%     11/07/21 @ 25      72      24.15         1,739

Bank of America Corporation, Series GG, 6.000%         BBB-          1.00%     05/16/23 @ 25      64      27.35         1,750

Bank of America Corporation, Series HH, 5.875%         BBB-          1.00%     07/24/23 @ 25      65      26.95         1,752

Bank of America Corporation, Series KK, 5.375%         BBB-          0.99%     06/25/24 @ 25      67      25.96         1,739

Bank of America Corporation, Series LL, 5.000%         BBB-          0.99%     09/17/24 @ 25      69      25.23         1,741

                       Schedule of Investments (cont'd.)

               Stonebridge Preferred Income Portfolio, Series 27
                                    FT 8756

    At the Opening of Business on the Initial Date of Deposit-June 10, 2020

                                                                   Percentage
                                                       Rating     of Aggregate                 Number    Market      Cost of
                                                    (Unaudited)     Offering     Redemption      of    Value per   Securities to
Name of Issue of Securities (1)(5)(6)                 S&P (2)        Price     Provisions (3)  Shares    Share     the Trust (4)
_____________________________________                __________   ____________ ______________  ______  _________   _____________

Financials (cont'd.):
BrightSphere Investment Group Inc., 5.125%,
Due 08/01/2031                                         BBB-          1.01%     07/09/20 @ 25      73   $  24.10      $  1,759

Capital One Financial Corporation, Series H, 6.000%    NR            1.00%     12/01/21 @ 25      67      26.16         1,753

Capital One Financial Corporation, Series I, 5.000%    BB            1.01%     12/01/24 @ 25      74      23.77         1,759

Capital One Financial Corporation, Series J, 4.800%    BB            2.01%     06/01/25 @ 25     158      22.23         3,512

The Charles Schwab Corporation, Series D, 5.950%       BBB           0.50%     06/01/21 @ 25      33      26.24           866

Citigroup Inc., Series K, 6.875%, Variable Rate        BB+           1.50%     11/15/23 @ 25      97      27.11         2,630

Citizens Financial Group, Inc., Series D, 6.350%,
Variable Rate                                          BB+           0.50%     04/06/24 @ 25      34      25.96           883

Citizens Financial Group, Inc., Series E, 5.000%       BB+           1.24%     01/06/25 @ 25      93      23.40         2,176

Equitable Holdings, Inc., Series A, 5.250%             BBB-          1.50%     12/15/24 @ 25     113      23.30         2,633

Fifth Third Bancorp, Series I, 6.625%,
Variable Rate                                          BB+           0.25%     12/31/23 @ 25      16      27.65           442

The Goldman Sachs Group, Inc., Series J,
5.500%, Variable Rate                                  BB            0.99%     05/10/23 @ 25      67      25.99         1,741

The Goldman Sachs Group, Inc., Series K,
6.375%, Variable Rate                                  BB            1.01%     05/10/24 @ 25      65      27.10         1,762

The Hartford Financial Services Group, Inc.,
Series G, 6.000%                                       BBB-          1.01%     11/15/23 @ 25      64      27.49         1,759

JPMorgan Chase & Co., Series EE, 6.000%                BBB-          2.00%     03/01/24 @ 25     125      28.02         3,503

KeyCorp, Series E, 6.125%, Variable Rate               BB+           0.50%     12/15/26 @ 25      32      27.23           871

KeyCorp, Series F, 5.650%                              BB+           1.00%     12/15/23 @ 25      67      26.16         1,753

KeyCorp, Series G, 5.625%                              BB+           1.00%     09/15/24 @ 25      68      25.72         1,749

Legg Mason, Inc., 6.375%, Due 03/15/2056               BB+           1.00%     03/15/21 @ 25      66      26.55         1,752

MetLife, Inc., Series F, 4.750%                        BBB           2.00%     03/15/25 @ 25     140      24.94         3,492

Morgan Stanley, Series E, 7.125%, Variable Rate        BB+           0.51%     10/15/23 @ 25      32      27.74           888

Morgan Stanley, Series F, 6.875%, Variable Rate        BB+           1.00%     01/15/24 @ 25      64      27.42         1,755

Morgan Stanley, Series K, 5.850%, Variable Rate        BB+           1.00%     04/15/27 @ 25      64      27.22         1,742

National General Holdings Corp., Series B, 7.500%      NR            0.25%     07/09/20 @ 25      18      24.20           436

National General Holdings Corp., Series C, 7.500%      NR            0.25%     07/15/21 @ 25      18      24.31           437

New York Community Bancorp, Inc., Series A,
6.375%, Variable Rate                                  B+            2.01%     03/17/27 @ 25     133      26.42         3,514

People's United Financial, Inc., Series A, 5.625%,
Variable Rate                                          BB+           2.00%     12/15/26 @ 25     140      25.01         3,501

Prudential Financial, Inc., 5.625%, Due 08/15/2058     BBB+          1.00%     08/15/23 @ 25      64      27.25         1,744

Regions Financial Corporation, Series B, 6.375%,
Variable Rate                                          BB+           1.00%     09/15/24 @ 25      68      25.85         1,758

Reinsurance Group of America, Incorporated,
5.750%, Variable Rate, Due 06/15/2056 (8)              BBB+          1.49%     06/15/26 @ 25     103      25.40         2,616

                       Schedule of Investments (cont'd.)

               Stonebridge Preferred Income Portfolio, Series 27
                                    FT 8756

    At the Opening of Business on the Initial Date of Deposit-June 10, 2020

                                                                   Percentage
                                                       Rating     of Aggregate                 Number    Market      Cost of
                                                    (Unaudited)     Offering     Redemption      of    Value per   Securities to
Name of Issue of Securities (1)(5)(6)                 S&P (2)        Price     Provisions (3)  Shares    Share     the Trust (4)
_____________________________________                __________   ____________ ______________  ______  _________   _____________

Financials (cont'd.):
State Street Corporation, Series D, 5.900%,
Variable Rate                                          BBB           1.01%     03/15/24 @ 25      66   $  26.68      $  1,761

State Street Corporation, Series G, 5.350%,
Variable Rate                                          BBB           0.49%     03/15/26 @ 25      32      27.02           864

Stifel Financial Corp., Series A, 6.250%               BB-           0.50%     07/15/21 @ 25      35      25.14           880

Stifel Financial Corp., Series C, 6.125%               BB-           0.50%     06/15/25 @ 25      34      25.83           878

Synovus Financial Corp., Series D, 6.300%,
Variable Rate                                          BB-           0.50%     06/21/23 @ 25      36      24.53           883

Synovus Financial Corp., Series E, 5.875%,
Variable Rate                                          BB-           0.51%     07/01/24 @ 25      39      22.70           885

Truist Financial Corporation, Series O, 5.250%         BBB-          2.50%     06/01/25 @ 25     171      25.62         4,381

U.S. Bancorp, Series K, 5.500%                         BBB           0.50%     10/15/23 @ 25      32      27.26           872

Valley National Bancorp, Series B, 5.500%,
Variable Rate                                          BB            1.00%     09/30/22 @ 25      77      22.73         1,750

Voya Financial Inc., Series B, 5.350%,
Variable Rate                                          BBB-          1.00%     09/15/29 @ 25      67      26.21         1,756

W.R. Berkley Corporation, 5.100%, Due 12/30/2059       BBB-          1.01%     12/30/24 @ 25      71      24.82         1,762

W.R. Berkley Corporation, 5.750%, Due 06/01/2056       BBB-          1.25%     06/01/21 @ 25      86      25.42         2,186

W.R. Berkley Corporation, 5.900%,
Due 03/01/2056 (8)                                     BBB-          1.00%     03/01/21 @ 25      69      25.37         1,751

Wells Fargo & Company, Series Q, 5.850%,
Variable Rate                                          BBB-          1.51%     09/15/23 @ 25      98      26.90         2,636

Wells Fargo & Company, Series R, 6.625%,
Variable Rate                                          BBB-          0.50%     03/15/24 @ 25      34      25.48           866

Wells Fargo & Company, Series Z, 4.750%,               BBB-          2.00%     03/15/25 @ 25     146      23.97         3,500

Wintrust Financial Corporation, Series E, 6.875%,
Variable Rate                                          NR            0.75%     07/15/25 @ 25      50      26.31         1,316

Industrials (2.00%):
Air Lease Corporation, Series A, 6.150%,
Variable Rate                                          BB+           2.00%     03/15/24 @ 25     153      22.85         3,496

Real Estate (6.25%):
American Homes 4 Rent, Series D, 6.500% (7)            BB            0.50%     05/24/21 @ 25      34      25.92           881

American Homes 4 Rent, Series E, 6.350% (7)            BB            0.50%     06/29/21 @ 25      33      26.26           867

American Homes 4 Rent, Series H, 6.250% (7)            BB            1.00%     09/19/23 @ 25      66      26.49         1,748

Digital Realty Trust, Inc., Series K, 5.850% (7)       BB+           2.00%     03/13/24 @ 25     129      27.13         3,500

Digital Realty Trust, Inc., Series L, 5.200% (7)       BB+           1.00%     10/10/24 @ 25      68      25.70         1,748

PS Business Parks, Inc., Series Z, 4.875% (7)          NR            1.25%     11/04/24 @ 25      88      24.85         2,187

               Stonebridge Preferred Income Portfolio, Series 27

                       Schedule of Investments (cont'd.)

                                    FT 8756

    At the Opening of Business on the Initial Date of Deposit-June 10, 2020
                                                                   Percentage
                                                       Rating     of Aggregate                 Number    Market      Cost of
                                                    (Unaudited)     Offering     Redemption      of    Value per   Securities to
Name of Issue of Securities (1)(5)(6)                 S&P (2)        Price     Provisions (3)  Shares    Share     the Trust (4)
_____________________________________                __________   ____________ ______________  ______  _________   _____________

Utilities (14.98%):
Algonquin Power & Utilities Corp., 6.875%,
Variable Rate, Due 10/17/2078 +                        BB+             1.49%   10/17/23 @ 25      95   $  27.51      $  2,613

Algonquin Power & Utilities Corp., Series 19-A,
6.200%, Variable Rate, Due 07/01/2079 +                BB+             2.00%   07/01/24 @ 25     130      26.97         3,506

CMS Energy Corp., 5.875%, Due 03/01/2079               BBB-            2.00%   03/01/24 @ 25     130      26.93         3,501

Duke Energy Corporation, 5.125%,
Due 01/15/2073                                         BBB             1.50%   07/09/20 @ 25     103      25.55         2,632

Duke Energy Corporation, 5.625%,
Due 09/15/2078                                         BBB             1.00%   09/15/23 @ 25      63      27.66         1,743

Duke Energy Corporation, Series A, 5.750%              BBB             0.50%   06/15/24 @ 25      32      27.43           878

National Rural Utilities Cooperative Finance
Corporation, Series US, 5.500%, Due 05/15/2064 (8)     BBB+            0.49%   05/15/24 @ 25      32      27.05           866

NextEra Energy Capital Holdings, Series N, 5.650%,
Due 03/01/2079                                         BBB             1.50%   06/15/24 @ 25      95      27.55         2,617

NiSource Inc., Series B, 6.500%, Variable Rate         BBB-            2.50%   03/15/24 @ 25     163      26.83         4,373

The Southern Company, Series 2020, 4.950%,
Due 01/30/2080                                         BBB             1.50%   01/30/25 @ 25     103      25.50         2,627

Spire Inc., Series A, 5.900%                           BBB             0.50%   08/15/24 @ 25      32      27.28           873
                                                                     _______                                         ________
     Total Investments                                               100.00%                                         $175,023
                                                                     =======                                         ========
__________

See "Notes to Schedule of Investments" on page 11.

                     NOTES TO SCHEDULE OF INVESTMENTS

(1) Shown under this heading is the stated dividend rate of each of the
Securities, expressed as a percentage of par or stated value. All
Securities are represented by regular way contracts to purchase such
Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on June 10, 2020. Such purchase contracts are expected to settle within two business days. Each Security was originally issued with a par or stated value per share equal to $25.

(2) The ratings are by Standard & Poor's Financial Services LLC, a division of S&P Global Inc. ("S&P" or "Standard & Poor's") and are
unaudited. Such ratings were obtained from an information reporting service other than S&P. "NR" indicates no rating by S&P. Such Securities may, however, be rated by another nationally recognized statistical rating organization. "(e)" indicates an "Expected Rating" and is intended to anticipate Standard & Poor's forthcoming rating assignment. Expected
Ratings are generated by Bloomberg Finance L.P. ("Bloomberg") based on sources it considers reliable or established Standard & Poor's rating practices. Expected Ratings exist only until Standard & Poor's assigns a rating to the issue. There is no guarantee that the ratings, when assigned, will not differ from those currently expected. See "Credit
Rating Definitions."

(3) The Securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed
Securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the Securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions to Unit holders will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed Securities, and any principal amount received on such redemption after satisfying any redemption requests for Units received by the Trust will be distributed to Unit holders. Certain of the Securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

(4) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the
Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards
Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market.
The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the
Securities to the Trust) are $175,375 and $352, respectively.

(5) Preferred securities of companies headquartered or incorporated outside the United States comprise approximately 11.23% of the investments of the Trust (consisting of Bermuda, 4.73% and Canada, 6.50%).

(6) Securities of companies in the following categories comprise the approximate percentage of the investments of the Trust as indicated:
Preferred Stocks, 71.75% and Trust Preferred Securities, 28.25%.

(7) This Security represents the preferred stock or trust preferred security of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the
Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 8.75%
of the investments of the Trust.

(8) This Security has a "make whole" call option and is redeemable in whole or in part at any time, unless otherwise provided below, at the option of the issuer, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a set premium to the then current applicable Treasury Rate, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.
Securities bearing this option within the Trust and their respective premiums to the applicable Treasury rate are as follows: The Allstate
Corporation, 5.100%, 0.50% until 01/15/2023; National Rural Utilities
Cooperative Finance Corporation, Series US, 5.500%, 0.50% until
05/15/2024; Reinsurance Group of America, Incorporated, 5.750%, 0.50%
until 06/15/2026 and W.R. Berkley Corporation, 5.900%, 0.50% until
03/01/2021.

+ This Security represents the preferred stock or trust preferred security of a foreign company which trades directly or through an American
Depositary Receipt/ADR on the over-the-counter market or on a U.S.
national securities exchange.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 8756, consists of a single portfolio known as Stonebridge Preferred Income
Portfolio, Series 27.

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The
Bank of New York Mellon as Trustee and First Trust Advisors L.P. as
Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND
RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE
SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of preferred stocks and trust preferred securities with the Trustee and, in turn, the
Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of
Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily.
The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the
Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the
Trustee may retain and pay us (or our affiliate) to act as agent for the
Trust to buy Securities. If we or an affiliate of ours act as agent to the
Trust, we will be subject to the restrictions under the Investment Company
Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the
Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However,
Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the
Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the
Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date.
Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Trust seeks a high rate of current income by investing in a portfolio of preferred securities selected by the Sponsor in collaboration with
Stonebridge Advisors LLC ("Stonebridge"). Under normal circumstances, the
Trust will invest at least 80% of its assets in preferred securities. The
Trust is concentrated in securities of the industry or group of industries comprising the financials sector.

Portfolio Selection Process.

The Trust is a unit investment trust that is diversified across preferred securities issued by companies that we believe have current attractive yields.

The Sponsor selected a portfolio of preferred securities by collaborating with Stonebridge. Stonebridge used relative value, fundamental credit and market technical analyses to prepare a recommended portfolio of securities designed to meet the objective of the Trust. Attributes such as credit quality, yield, capital structure positioning, as well as market technicals such as trading volumes, liquidity and pricing inefficiencies were considered in this process. Stonebridge submitted its portfolio suggestions to the Sponsor who then chose the final portfolio.

Portfolio Contents.

Expanding on the disclosure above, the Trust has exposure to the following investments: high-yield securities, REITs, foreign securities (including
American Depositary Receipts) and companies with various market capitalizations.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in preferred stocks and trust preferred securities of U.S. and foreign companies. The value of the
Trust's Units will fluctuate with changes in the value of these securities. Preferred securities prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, preferred securities may be sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. However, because preferred security distributions are fixed (though not guaranteed) and preferred securities typically have superior rights to common stocks in distributions and liquidation, they are generally less volatile than common stocks.

Because the Trust is not managed, the Trustee will not sell securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

Distributions. All of the Securities held by the Trust currently pay dividends, but there is no guarantee that the issuers of the Securities will be able to pay dividends or interest at their stated rate in the future.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If the Trust is concentrated in more than one sector, at least 25% of the Trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in securities of the industry or group of industries comprising the financials sector.

Financials. Financial companies, such as retail and commercial banks, insurance companies and financial services companies, are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount and types of capital they must maintain and, potentially, their size. Governmental regulation may change frequently and may have significant adverse consequences for financial companies, including effects not intended by such regulation. The impact of more stringent capital requirements, or recent or future regulation in various countries, on any individual financial company or on financial companies as a whole cannot be predicted. Certain risks may impact the value of investments in financial companies more severely than those of investments in other issuers, including the risks associated with companies that operate with substantial financial leverage. Financial companies may also be adversely affected by volatility in interest rates, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. Insurance companies in particular may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. Financial companies are also a target for cyber-attacks and may experience technology malfunctions and disruptions as a result.

In addition, general economic conditions are important to the operations of financial companies. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities may have an adverse effect on the profitability of financial companies. While financial companies such as banks tend to increase reserves in anticipation of economic stress, there can be no assurance that such reserves will be sufficient to cover rising default rates.
Financial companies may be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a company's financial condition or prospects, could adversely affect its business. Some financial companies may also be required to accept or borrow significant amounts of capital from government sources. There is no guarantee that governments will provide any such relief in the future.
These actions may cause the securities of many companies in the financials sector to decline in value.

The financials sector also includes mortgage real estate investment trusts
("Mortgage REITs"). Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. In addition to the risks of financial companies generally, Mortgage REITs are also subject to risks associated with investments in real estate. Such risks include real estate market conditions, perceptions of prospective tenants, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with
Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation, changes in real estate taxes and other operating expenses, adverse changes in governmental and fiscal policies, zoning rules and other factors beyond the control of the issuers of Mortgage REITs.

Interest Rate Risk. Interest rate risk is the risk that the value of the
Securities held by the Trust will fall if interest rates increase.
Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a Security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a Security may decline because of concerns about the issuer's ability or willingness to make such payments.

Preferred Stocks. Approximately 71.75% of the Trust consists of preferred stocks. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

Trust Preferred Securities. Approximately 28.25% of the Trust consists of trust preferred securities. Trust preferred securities are securities typically issued by corporations, generally in the form of interest-
bearing notes or preferred stocks, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions are generally treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends received deduction or the reduced tax rates applicable to qualified dividend income. Trust preferred securities are typically subordinated to the conventional short term debt of an issuer, have different redemption provisions and, unlike conventional short term debt, provide for the optional deferral of interest payments for up to 20 consecutive quarters. While trust preferred securities have preference in bankruptcy over the common stock of an issuer, they are typically subordinated to any debt issued by an issuer. In the event of an issuer's bankruptcy, the holders of all outstanding debt of the issuer must be repaid prior to holders of trust preferred securities, which makes these securities riskier than an investment in securities which are not subordinated to other debt of the issuer.

Trust preferred securities prices fluctuate for several reasons including changes in investors' perception of the financial condition of an issuer or the general condition of the market for trust preferred securities, or when political or economic events affecting the issuers occur. Trust preferred securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a trust preferred security may be called for redemption in a falling interest rate environment. Trust preferred securities are also subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and may be deferred for up to 20 consecutive quarters. During any deferral period, investors are generally taxed as if the Trust had received current income. In such a case, Unit holders will have income taxes due prior to receiving cash distributions to pay such taxes. In addition, the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events. Trust preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

Tax or other regulatory changes may change the tax characterization of trust preferred securities. In addition, certain tax or other regulatory changes may cause trust preferred securities held by the Trust to be called for redemption prior to maturity or prior to the Trust's Mandatory
Termination Date. As a result, tax or regulatory changes may impact the value of the trust preferred securities held by the Trust.

High-Yield Securities. Certain of the Securities held by the Trust, representing 60.77% of the Trust's portfolio on the Initial Date of
Deposit, are rated below investment grade by one of more rating agencies or, if unrated, determined to have a comparable rating by Stonebridge
(high-yield securities or "junk" bonds). High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Distressed debt securities are speculative and involve substantial risks in addition to the risks of investing in high-yield securities that are not in default. Generally, holders of distressed debt securities will not receive interest payments, and there is a substantial risk that the principal will not be repaid. In any reorganization or liquidation proceeding related to a distressed debt security, holders may lose their entire investment in the security.

REITs. Certain of the Securities held by the Trust are issued by REITs.
REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. A foreign Security held by the
Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary
Receipt/GDR which trades on the over-the-counter market or is listed on a
U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.
Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters.
Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt.
Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and
similarly structured securities, may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust are issued by small and/or mid capitalization companies.
Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. Certain of the Securities held by the
Trust are issued by large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the

Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the
Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the
Trust does not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the
Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the
Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the
Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of
Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional
Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your

Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.75% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee
(initially $.275 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the
Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.075 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from September 18, 2020 through November 20, 2020. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than
2.25% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.25% of the Public Offering Price (equivalent to
2.302% of the net amount invested).

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50%
of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.75% per Unit and the maximum dealer concession is 2.00% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b)
charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These
Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP
Number, if you elect to have distributions paid to you, or a Fee Account
Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than
$10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited
Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the
Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which
U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon
(unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the
Evaluator, which may include the prior day's evaluated price. If the
Security is an American Depositary Receipt/ADR, Global Depositary
Receipt/GDR or other similar security in which no trade occurs on the
Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate
ADR/GDR ratio, the exchange rate and such other information which the
Evaluator deems appropriate. For purposes of valuing Securities traded on
The NASDAQ Stock Market, LLC(R), closing sale price shall mean the
Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market,
LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S.
dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states.
All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the
Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 2.00% of the Public
Offering Price per Unit, subject to reductions set forth in "Public
Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                 Additional
(in millions)                               Concession
______________________________________________________
$25 but less than $100                          0.035%
$100 but less than $150                         0.050%
$150 but less than $250                         0.075%
$250 but less than $1,000                       0.100%
$1,000 but less than $5,000                     0.125%
$5,000 but less than $7,500                     0.150%
$7,500 or more                                  0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such
Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis.
A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell
Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The
Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as
"revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis.
In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The
investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the
Trust is considered a profit or loss (see Note 4 of "Notes to Schedule of
Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the
Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the
Evaluator fees and Trustee costs to transfer and record the ownership of
Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES
BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per
Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender
Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table."
If actual expenses exceed the estimate, the Trust will bear the excess.
The Trustee will pay operating expenses of the Trust from the Income
Account if funds are available, and then from the Capital Account. The
Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio
Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor will purchase consulting services from Stonebridge Advisors LLC for a fee not to exceed $.0025 per
Unit sold. In addition, the Portfolio Supervisor may, at its own expense, employ one or more sub-Portfolio Supervisors to assist in providing services to the Trust. As Sponsor, we will receive brokerage fees when the
Trust uses us (or an affiliate of ours) as agent in buying or selling
Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of
$.050 per Unit outstanding at the end of the initial offering period. The
Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the
Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the
Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or
Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers.
For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital
Distributions" section of the prospectus for more information.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a
RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by the Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary income dividends, capital gain dividends and return of capital.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from the
Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, the Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from the Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered
"unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from the Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from the Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trust are generally taxed at the same rates that apply to long-
term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on
Units that are attributable to qualifying dividends received by the Trust from certain corporations.

Because the Trust holds REIT shares, some dividends may be designated by the REIT as capital gain dividends and, therefore, distributions from the
Trust attributable to such dividends and designated by the Trust as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by the Trust from the REIT shares may be designated by the Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your
Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-
term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If the Trust holds an equity interest in PFICs, the Trust could be subject to

U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to the Trust Unit holders. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. The Trust may be able to make an election that could limit the tax imposed on the Trust.
In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, the Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds.
Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-term capital gains dividends, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty.
However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax
Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This
FATCA tax also applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December
31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the
Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain
IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units,"
you may request an In-Kind Distribution of Trust assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor.
Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company
("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by
DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the
Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's
Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital
Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions on or near the Income Distribution
Dates to Unit holders of record on the preceding Income Distribution
Record Date. Distributions will consist of an amount substantially equal to the Unit holder's pro rata share of the balance of the Income Account calculated on the basis of one-twelfth of the estimated annual dividend distributions (reset on a quarterly basis) in the Income Account after deducting estimated expenses. See "Summary of Essential Information." The amount of the initial distribution from the Income Account will be prorated based on the number of days in the first payment period. No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution
amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to
Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the
NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge to the Sponsor. If not, the
Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the
Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public
Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination
Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU
REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX
PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the
Redemption Price per Unit calculated at the Evaluation Time on the Date of
Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m.
Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the
Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the
Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the
In-Kind Distribution option at redemption, Unit holders must hold their
Units through the end of the initial offering period. No In-Kind
Distribution requests submitted during the 10 business days prior to the
Trust's Mandatory Termination Date will be honored. Where possible, the
Trustee will make an In-Kind Distribution by distributing each of the
Securities in book-entry form to your bank's or broker/dealer's account at
DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment)
may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or
(ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction.
If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to
Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the
Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period
("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than
60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the
Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination
Date. We will determine the manner and timing of the sale of Securities.
Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining
Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the
Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

   Information on Stonebridge Advisors LLC, the Sponsor,
                   Trustee and Evaluator

Stonebridge Advisors LLC.

Stonebridge, an affiliate of First Trust, has an experienced investment team with an average of 15 years of broad investment experience in fixed income and equities in the areas of portfolio management, trading, and research. Stonebridge's primary focus is in preferred and hybrid securities.

Collectively, the Stonebridge investment team members have started two investment management firms and managed multi-billion dollar portfolios.
With the team's advanced portfolio management, analytical and modeling capabilities, Stonebridge has created a selection of preferred securities strategies to meet the needs of a wide range of clients.

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First
Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as
Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $460 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2019, the total partners' capital of First Trust
Portfolios L.P. was $49,108,615.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New
York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New
York State Department of Financial Services and the Board of Governors of
the Federal Reserve System, and its deposits are insured by the Federal
Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the
Trust; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the
Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago,
Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard &
Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the
SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                           Credit Rating Definitions*

                      * As published by Standard & Poor's.

Standard & Poor's.

An S&P Global Ratings' issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings'
view of the obligor's capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings.

Issue credit ratings are based, in varying degrees, on S&P Global Ratings'
analysis of the following considerations:

1. The likelihood of payment: the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

2. The nature and provisions of the financial obligation, and the promise we impute; and

3. The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

An issue rating is an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above.
(Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA An obligation rated `AAA' has the highest rating assigned by S&P
Global Ratings. The obligor's capacity to meet its financial commitments on the obligation is extremely strong.

AA  An obligation rated `AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitments on the obligation is very strong.

A   An obligation rated `A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitments on the obligation is still strong.

BBB An obligation rated `BBB' exhibits adequate protection parameters.
However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitments on the obligation.

Obligations rated `BB,' `B,' `CCC,' `CC' and `C' are regarded as having significant speculative characteristics. `BB' indicates the least degree of speculation and `C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB  An obligation rated `BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitments on the obligation.

B   An obligation rated `B' is more vulnerable to nonpayment than obligations rated `BB,' but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments on the obligation.

CCC An obligation rated `CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC  An obligation rated `CC' is currently highly vulnerable to nonpayment.
The `CC' rating is used when a default has not yet occurred but S&P Global
Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C   An obligation rated `C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D   An obligation rated `D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the `D' rating category is used when payments on an obligation are not made on the date due, unless
S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The `D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to `D' if it is subject to a distressed exchange offer.

Ratings from `AA' to `CCC' may be modified by the addition of a plus (+)
or minus (-) sign to show relative standing within the rating categories.

Expected Ratings are designated on the "Schedule of Investments" by an
"(e)" after the rating code. Expected Ratings are intended to anticipate
S&P's forthcoming rating assignments. Expected Ratings are generated by
Bloomberg based on sources it considers reliable or established S&P rating practices. Expected Ratings exist only until S&P assigns a rating to the issue.

"NR" indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard &
Poor's does not rate a particular obligation as a matter of policy.

Disclaimer Notice. This may contain information obtained from third parties, including ratings from credit ratings agencies such as Standard &
Poor's. Reproduction and distribution of third party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information, including ratings, and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR
IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF
MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. THIRD PARTY
CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT,
INCIDENTAL, EXEMPLARY, COMPENSATORY, PUNITIVE, SPECIAL OR CONSEQUENTIAL
DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR
PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN
CONNECTION WITH ANY USE OF THEIR CONTENT, INCLUDING RATINGS. Credit
ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. They do not address the suitability of securities or the suitability of securities for investment purposes, and should not be relied on as investment advice.

                                First Trust(R)

               Stonebridge Preferred Income Portfolio, Series 27
                                    FT 8756

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.
                            ________________________

    When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
   MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL
    THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD
                  IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-238003) and

               - Investment Company Act of 1940 (file no. 811-05903)

   Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.
   Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                      SEC's Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                               June 10, 2020

            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 First Trust(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in
FT 8756 not found in the prospectus for the Trust. This Information
Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information
Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated June 10, 2020. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Dividends                                                                   1
   Preferred Stocks                                                            1
   Trust Preferred Securities                                                  2
   High-Yield Securities                                                       2
   REITs                                                                       4
   Foreign Issuers                                                             5
   Small and/or Mid Capitalization Companies.                                  6
Concentration
   Concentration Risk                                                          6
   Financials                                                                  6
Securities Selected for Stonebridge Preferred
  Income Portfolio, Series 27                                                  7

Risk Factors

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Preferred Stocks. An investment in Units of the Trust should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the Units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or,

in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Trust Preferred Securities. An investment in Units of the Trust should also be made with an understanding of the risks which an investment in trust preferred securities entails. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. As previously discussed, trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated
maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the Trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i)
distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-
bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi)
trust preferred securities holders have very limited voting rights; and
(vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

High-Yield Securities. An investment in Units of the Trust should be made with an understanding of the risks that an investment in high-yield, high-
risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally.
Securities such as the Securities included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange.
Trading of high-yield securities, therefore, takes place primarily in over-
the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made.
Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in
"investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-
rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the Trust in payment under the defaulted security may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a
Unit holder purchases or sells his or her Units, it is possible that a
Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations.
The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or
"Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes)
when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate.
Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs
(i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of
Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50%
of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi)
distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of
REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities.
Furthermore, because real estate is relatively illiquid, the ability of

REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the
Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment.
Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the
Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations.
In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the
United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all
Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a
Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities
Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the
Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United
States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in
Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these
Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentration

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If the trust is concentrated in more than one sector, at least 25% of the trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in stocks of the industry or group of industries comprising the financials sector.

Financials. Companies in the financials sector include regional and money center banks, securities brokerage firms, asset management companies, savings banks and thrift institutions, specialty finance companies (e.g., credit card, mortgage providers), insurance and insurance brokerage firms, consumer finance firms, financial conglomerates, foreign banking and financial companies and Mortgage real estate investment trusts ("Mortgage
REITs").

Financial companies are subject to extensive governmental regulation which limits their activities and may affect their ability to earn a profit from a given line of business. Government regulation may change frequently and may have significant adverse consequences for companies in the financials sector, including effects not intended by the regulation. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole.
Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses.

In addition, general economic conditions are important to the operations of these companies, and financial difficulties of borrowers may have an adverse effect on the profitability of financial companies. Financial companies can be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a financial company's financial condition or prospects, could adversely affect its business.
Deterioration of credit markets can have an adverse impact on a broad range of financial markets, causing certain financial companies to incur large losses. In these conditions, companies in the financials sector may experience significant declines in the valuation of their assets, take actions to raise capital and even cease operations. Some financial companies may also be required to accept or borrow significant amounts of capital from government sources and may face future government-imposed restrictions on their businesses or increased government intervention.
However, there is no guarantee that governments will provide any such relief in the future. These actions may cause the securities of many companies in the financials sector to decline in value.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

Similarly, the value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector as a whole such as rising interest rates and changes in the national, state and local economic climate. Mortgage REITs are companies that provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments Mortgage
REITs are also subject to risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Interest rate levels, general economic conditions and price and marketing competition also affect insurance company profits. Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally. All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture associations.

Securities Selected for Stonebridge Preferred Income Portfolio, Series 27

Set forth below are descriptions of the issuers of the Securities or the parent company of the issuers of the Securities.

Communication Services
______________________

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-
based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

Qwest Corporation, headquartered in Monroe, Louisiana, is an integrated communications company. The company provides communications services to residential, business, governmental and wholesale customers throughout the
United States.

Consumer Staples
________________

CHS Inc., headquartered in Inver Grove Heights, Minnesota, operates as an integrated agricultural company that supplies crop nutrients, grain, livestock feed and food ingredients. The company also operates petroleum refineries and pipelines, and manufactures, markets and distributes fuel and lubricants.

Energy
______

Enbridge Inc., headquartered in Calgary, Canada, is an energy company. The company operates transportation systems for crude oils and liquids, participates in international energy projects and distributes electricity and natural gas in North America.

Financials
__________

AGNC Investment Corp., headquartered in Bethesda, Maryland, is a real estate investment trust. It invests primarily in agency residential mortgage-backed securities on a leveraged basis. The principal and interest payments of its investments are guaranteed by a U.S. government-
sponsored enterprise.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

American Equity Investment Life Holding Company, headquartered in West Des
Moines, Iowa, is engaged in the development, marketing, issuance and administration of annuities and life insurance products. Through its subsidiaries, the company is licensed to sell its products throughout the
United States.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Annaly Capital Management, Inc., headquartered in New York, New York, is an externally managed real estate investment trust. The company owns and manages a portfolio of real estate related investments, including mortgage-
backed securities and other securities representing interests in or obligations backed by pools of mortgage loans.

Aspen Insurance Holdings Limited, headquartered in Hamilton, Bermuda, is a holding company. Together with its subsidiaries, the company underwrites property/casualty insurance and reinsurance business worldwide, including marine, energy and aviation product lines.

Athene Holding Ltd., headquartered in Pembroke, Bermuda, is a life insurance holding company. The company issues, reinsures and acquires annuities for individuals and institutions looking to fund retirement needs.

Axis Capital Holdings Limited, headquartered in Pembroke, Bermuda, through its subsidiaries, provides various insurance and reinsurance products worldwide. The company's products include property insurance, professional liability insurance and non-life reinsurance, among others.

Bank of America Corporation, headquartered in Charlotte, North Carolina, offers banking, asset management, investing and other risk management and financial services. The company has an investment banking and securities brokerage subsidiary and a mortgage lending subsidiary.

BrightSphere Investment Group Inc., headquartered in Boston, Massachusetts, is an asset management firm. The company offers actively-managed investment strategies and products to institutional investors worldwide.

Capital One Financial Corporation, headquartered in McLean, Virginia, is a diversified financial services company. The company offers credit card, consumer banking and commercial banking services through banking offices, the Internet and other distribution channels.

The Charles Schwab Corporation, headquartered in San Francisco,
California, provides a variety of financial services to individual investors, independent investment managers, retirement plans and institutions. The company provides its services to customers through multiple service channels, including the Internet, a network of branch offices and telephone and multilingual technologies.

Citigroup Inc., headquartered in New York, New York, is a diversified financial services holding company. The company offers consumer banking and credit, corporate and investment banking, securities brokerage, wealth management and transaction services to consumers, corporations, governments and institutions worldwide.

Citizens Financial Group, Inc., headquartered in Providence, Rhode Island, provides a full range of commercial banking services for retail customers.
The company offers consumer loans, commercial loans and mortgage loans.

Equitable Holdings, Inc., headquartered in New York, New York, is a financial services company. Through its subsidiaries, the company offers insurance, asset allocation, financial planning, portfolio construction, advisory accounts and other investment services.

Fifth Third Bancorp, headquartered in Cincinnati, Ohio, provides diversified financial services to institutional, small business and individual customers. The company also provides insurance underwriting, real estate management, discount securities brokerage, electronic funds transfer and data processing services.

The Goldman Sachs Group, Inc., headquartered in New York, New York, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company's clients include corporations, financial institutions, governments and high net-worth individuals.

The Hartford Financial Services Group, Inc., headquartered in Hartford,
Connecticut, writes commercial property and casualty insurance, personal automobile and homeowners coverages and a variety of life insurance plans;
and reinsures third-party risks. The company's strategy is to focus on five core areas: life insurance, reinsurance, commercial lines property-
casualty insurance, personal lines property-casualty insurance and international operations.

JPMorgan Chase & Co., headquartered in New York, New York, is a financial holding company. The company provides financial services and investment banking to entities and individuals, including consumers, small businesses, financial institutions, municipalities, the nonprofit sector and real estate investors.

KeyCorp, headquartered in Cleveland, Ohio, through its subsidiaries, conducts a commercial and retail banking business via full-service banking offices located throughout the United States. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.

Legg Mason, Inc., headquartered in Baltimore, Maryland, is a global asset management company. Together with its subsidiaries, the company provides investment management and related services to institutional and individual clients, company-sponsored mutual funds and other investment products.

MetLife, Inc., headquartered in New York, New York, provides insurance and financial services to a range of individual and institutional customers.
The company has operations in the United States and other countries in the
Asia-Pacific region, Latin America and Europe.

Morgan Stanley, headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advisory services under the brand name "Morgan Stanley."

National General Holdings Corp., headquartered in New York, New York, is a specialty personal lines insurance holding company, providing personal and commercial automobile, supplemental health, homeowners and umbrella insurance products in the United States. The company operates in the
Property and Casualty, and Accident and Health segments.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a multi-bank holding company. Through its subsidiaries, the company offers a full range of banking services and originates multi-family mortgage, commercial real estate and construction loans.

People's United Financial, Inc., headquartered in Bridgeport, Connecticut, operates as the bank holding company for People's United Bank. The company provides commercial banking, retail banking and wealth management services to individual, corporate and municipal customers.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide.
The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a regional bank holding company operating full-service banking offices in
Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee
and Texas.

Reinsurance Group of America, Incorporated, headquartered in Chesterfield,
Missouri, is an insurance holding company that, through its subsidiaries, provides traditional and non-traditional reinsurance to clients. Products include individual and group life and health, disability and critical illness reinsurance, longevity reinsurance, asset-intensive reinsurance and financial reinsurance.

State Street Corporation, headquartered in Boston, Massachusetts, is a financial holding company. Together with its subsidiaries, the company provides banking, global custody, investment management, administration and securities processing services to both U.S. and non-U.S. customers.

Stifel Financial Corp., headquartered in St. Louis, Missouri, together with its subsidiaries, is a bank holding company. The company offers securities-related financial and money management services throughout the
United States and parts of Europe.

Synovus Financial Corp., headquartered in Columbus, Georgia, is a financial services and bank holding company. The company, through its subsidiaries, provides retail and commercial banking, mortgage services, investment and brokerage services, commercial and real estate loans, automated banking services and bank credit card services.

Truist Financial Corporation, headquartered in Charlotte, North Carolina, through its subsidiaries, conducts a general banking business for retail and commercial clients in the mid-Atlantic geographic area. The company also offers non-banking services such as loans and lease financing, wholesale insurance brokerage services and investment advisory services.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, is a financial services holding company providing a range of financial services throughout the United States. The company serves individuals, institutions, corporations, government entities, estates and other financial institutions.

Valley National Bancorp, headquartered in Wayne, New Jersey, is a regional bank holding company with branch locations in New Jersey, Alabama, Florida and New York. The company offers a variety of financial services products, including consumer lending, commercial lending and investment management.

Voya Financial, Inc., headquartered in New York, New York, provides retirement, investment management and insurance solutions throughout the
United States. The company markets products and services in five segments:
Retirement, Annuities, Investment Management, Individual Life and Employee
Benefits.

W.R. Berkley Corporation, headquartered in Greenwich, Connecticut, is an insurance holding company, providing regional property casualty insurance, reinsurance, specialty lines of insurance, alternative markets services and international insurance.

Wells Fargo & Company, headquartered in San Francisco, California, is a diversified financial services company. The company provides retail, commercial and corporate banking services through banking offices, the
Internet and other distribution channels, serving individuals, businesses and institutions throughout the United States and other countries.

Wintrust Financial Corporation, headquartered in Rosemont, Illinois, is a bank holding company whose subsidiaries provide community-based banking services in the Chicago metropolitan area and in southeastern Wisconsin.
The company also offers specialty financing services such as short-term accounts receivable financing.

Industrials
___________

Air Lease Corporation, headquartered in Los Angeles, California, operates an aircraft leasing company. The company purchases commercial aircraft to lease to airlines around the world, including Asia, the Pacific Rim, Latin
America, the Middle East and Eastern Europe.

Real Estate
___________

American Homes 4 Rent, headquartered in Agoura Hills, California, is an internally managed real estate investment trust. The company is focused on acquiring, renovating, leasing and operating single-family homes as rental properties.

Digital Realty Trust, Inc., headquartered in San Francisco, California, operates as a real estate investment trust that engages in the ownership, acquisition, reposition and management of technology-related real estate.

PS Business Parks, Inc., headquartered in Glendale, California, is a self-
advised and self-managed real estate investment trust. Together with its subsidiaries, the company engages in the acquisition, development and operation of commercial properties, primarily multi-tenant flex, office and industrial space.

Utilities
_________

Algonquin Power & Utilities Corp., headquartered in Oakville, Canada, is a utilities company. The company owns and operates a diversified portfolio of regulated and non-regulated generation, distribution and transmission utility assets.

CMS Energy Corp., headquartered in Jackson, Michigan, is an energy company providing utilities to the state of Michigan. The company focuses on independent power production and natural gas transmission.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, is a utility company. Together with its subsidiaries, the company provides electric service, operates interstate natural gas pipelines, and markets electricity, natural gas and natural gas liquids.

National Rural Utilities Cooperative Finance Corporation, headquartered in
Dulles, Virginia, operates as a non-profit organization. The company distributes electricity and related services to communities in the United
States.

NextEra Energy, Inc., headquartered in Juno Beach, Florida, through its subsidiaries, engages in the generation, transmission, distribution and sale of electric energy in Florida.

NiSource Inc., headquartered in Merrillville, Indiana, is a natural gas and electric utility company. The company provides these utilities to residential, commercial and industrial customers across the central Unites
States.

The Southern Company, headquartered in Atlanta, Georgia, through its wholly owned subsidiaries, supplies electricity in Alabama, Florida,
Georgia and Mississippi. The company is involved in electricity generation, transmission and distribution through coal, nuclear, oil, gas and hydro resources.

Spire Inc., headquartered in St. Louis, Missouri, through its subsidiaries, purchases, distributes and markets natural gas. The company also stores and transports liquid propane, compresses natural gas, produces oil, develops real estate and manages financial investments.

We have obtained the foregoing descriptions from third-party sources we deem reliable.

Undertaking

Subject to the terms and conditions
of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS
OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is
covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

The Registrant, FT 8756, hereby
identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust
Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust,
Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438;
FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT
3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037;
FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256 and FT 7935 for purposes of the representations required by Rule 487 and represents the following:

(1)       that
the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)       that,
except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)       that
it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements
of the Securities Act of 1933, the Registrant, FT 8756, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on June 10, 2020.

FT 8756

By:	First Trust Portfolios L.P.
Depositor

By:	/s/ Elizabeth H. Bull
Senior Vice President

Pursuant to the requirements of the
Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name
Title*
Date

James A. Bowen
Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.
    )
)
)
)By: /s/ Elizabeth H. Bull
)    Attorney-in-Fact**
) June 10, 2020

James M. Dykas
Chief Financial Officer of First Trust Portfolios L.P.
    )
)

Christina Knierim
Controller of First Trust Portfolios L.P.
    )
)

*	The title of the person named herein represents his or her capacity in and relationship to First
Trust Portfolios L.P., the Depositor.

**	Executed copies of the related powers
of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT
8556 (File No. 333-236093) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use
of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

CONSENT
OF FIRST TRUST ADVISORS L.P.

The consent of First Trust Advisors
L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration
Statement.

Consent
of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche
LLP to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration
Statement.

EXHIBIT
INDEX

1.1	Form of Standard
Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective
November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors
L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1	Form of Trust Agreement for FT 8756 and certain subsequent Series, effective June 10, 2020 among
First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and
First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Copy of Certificate
of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios
L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481]
filed on behalf of FT 8001).

1.3	Copy of Amended
and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6
[File No. 333-230481] filed on behalf of FT
8001).

1.4	Copy of Articles
of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-230481] filed on behalf of FT 8001).

1.5	Copy of By-Laws
of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6	Underwriter Agreement (incorporated by reference to Amendment
No. 1 to Form S-6 [File No. 33-42755] filed
on behalf of The First Trust Special Situations Trust, Series 19).

2.2	Copy of Code
of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of First Trust Advisors L.P.

4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List
of Principal Officers of the Depositor (incorporated by reference to Amendment No.
1 to Form S-6 [File No. 333-236093] filed on
behalf of FT 8556).

7.1	Powers
of Attorney executed by the Officers listed on page S-3 of this Registration Statement
(incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093]
filed on behalf of FT 8556).